UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Mandalay Digital Group, Inc.

(Name of Issuer)

Common Stock, $0.0001 par value per share

(Title of Class of Securities)

562562108

(CUSIP Number)

January 11, 2013

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed.

☐  Rule 13d-1(b)

☑  Rule 13d-1(c)

☐  Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 562562108

(1)	Names of reporting persons William C. Powers
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Citizenship or place of organization U.S. citizen
Number of shares beneficially owned by each reporting person with:	(5) Sole voting power 5,357,141[1]
(6) Shared voting power 1,785,713[2]
(7) Sole dispositive power 5,357,141[1]
(8) Shared dispositive power 1,785,713[2]
(9)	Aggregate amount beneficially owned by each reporting person 7,142,854 shares of common stock
(10)	Check box if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
(11)	Percent of class represented by amount in Row (9) 7.8%[3]
(12)	Type of reporting person IN

[1]

Includes 4,285,714 shares held by the William C. Powers Trust dated December 18, 2009 (the “WCP Trust”), a revocable trust of which Mr. Powers is the sole trustee, 714,285 shares which may be issued pursuant to a warrant held by the WCP Trust that is exercisable beginning on March 20, 2013 and expires on March 20, 2017, and 357,142 shares which may be issued pursuant to a warrant held by the WCP Trust that is exercisable beginning on December 23, 2013 and expires on December 23, 2017.

[2]

Includes 1,428,571 shares held by the Powers Trust dated December 18, 2009 (the “Powers Trust”), a revocable trust of which Mr. Powers and his wife Carolyn Clark Powers are co-trustees, and 357,142 shares which may be issued pursuant to a warrant held by the Powers Trust that is exercisable beginning on June 8, 2013 and expires on June 8, 2017. Mr. and Mrs. Powers, as co-trustees of the Powers Trust, share voting and dispositive power over the shares.

[3]

Based on 91,353,656 shares of common stock of the Issuer, comprised of 88,496,516 shares outstanding as of November 19, 2012, the date for which share ownership is reported in the Issuer’s 10-Q for the quarterly period ended September 30, 2012, 1,428,569 shares subject to the warrants held by the WCP Trust and the Powers Trust and 1,428,571 shares issued to Mr. Powers on December 23, 2012 by the Issuer.

Item 1.

(a)	Name of Issuer

Mandalay Digital Group, Inc.

(b)	Address of Issuer’s Principal Executive Offices

4751 Wilshire Boulevard, Third Floor, Los Angeles, California 90010.

Item 2.

(a)	Name of Person Filing

William C. Powers.

(b)	Address of Principal Business Office or, if none, Residence

4751 Wilshire Boulevard, Suite 1470, Los Angeles, California 90025.

(c)	Citizenship

U.S. citizen.

(d)	Title of Class of Securities

Common Stock, $0.0001 par value per share.

(e)	CUSIP Number

562562108.

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b)	☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	☐ An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐ An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐ A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐ A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J).

(k)	☐ Group, in accordance with §240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J), please specify the type of institution:

Item 4.	Ownership

Set forth below is information regarding the aggregate number and percentage of shares of common stock of the Issuer that may be beneficially owned by William C. Powers as of January 11, 2013 (all percentages reported in this statement on Schedule 13G have been calculated based on 91,353,656 shares of common stock of the Issuer, comprised of 88,496,516 shares outstanding as of November 19, 2012, the date for which share ownership is reported in the Issuer’s 10-Q for the quarterly period ended September 30, 2012, 1,428,569 shares subject to the warrants held by the WCP Trust and the Powers Trust and 1,428,571 shares issued to Mr. Powers on December 23, 2012 by the Issuer.).

(a)	Amount beneficially owned: 7,142,854 shares of common stock of the Issuer.

(b)	Percent of class: 7.8%.

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote: 5,357,141[4]

(ii)	Shared power to vote or to direct the vote: 1,785,713[5]

(iii)	Sole power to dispose or to direct the disposition of: 5,357,141[4]

(iv)	Shared power to dispose or to direct the disposition of: 1,785,713[5]

[4]

Includes 4,285,714 shares held by the William C. Powers Trust dated December 18, 2009 (the “WCP Trust”), a revocable trust of which Mr. Powers is the sole trustee, 714,285 shares which may be issued pursuant to a warrant held by the WCP Trust that is exercisable beginning on March 20, 2013 and expires on March 20, 2017, and 357,142 shares which may be issued pursuant to a warrant held by the WCP Trust that is exercisable beginning on December 23, 2013 and expires on December 23, 2017.

[5]

Includes 1,428,571 shares held by the Powers Trust dated December 18, 2009 (the “Powers Trust”), a revocable trust of which Mr. Powers and his wife Carolyn Clark Powers are co-trustees, and 357,142 shares which may be issued pursuant to a warrant held by the Powers Trust that is exercisable beginning on June 8, 2013 and expires on June 8, 2017. Mr. and Mrs. Powers, as co-trustees of the Powers Trust, share voting and dispositive power over the shares.

Item 5.	Ownership of Five Percent or Less of a Class

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 11, 2013

/s/ William C. Powers
William C. Powers